

Kerri Lynn Miller · 3rd

Producer, Director, Writer at Sisterhood Productions LLC

Montclair, New Jersey, United States · 500+ connections ·

Contact info

Sisterhood Productions L

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Kerri Lynn Miller
kerrilynnmiller

Kerri Lynn Miller - Actress

www.kerrilynnmiller.com
Kerri Lynn Miller

Sometimes there are no words befitting my gratitu
for giving me my life back. I had been stuck living li

Experience

Producer, Director, Writer
Sisterhood Productions LLC · Full-time
Jun 2020 – Present · 9 mos
New York, United States

Producing, AWAKEN HER, a surreal, female driven, psychological thriller.

Chief Operating Officer
Hilltop Equity Partners LLC · Full-time
Jan 2021 – Present · 2 mos
New York, New York, United States

I manage a family portfolio/family fund.

Creative Artist
Actor, producer, and writer
2008 – Present · 13 yrs

Kerri Lynn Miller trained as an actor with Terry Knickerbocker at the William Esper Studio in NYC.

She produced and starred in the hit short film, ETYMOLOGY. www.etymologyfilm.co …see more

 Kerri Lynn Miller

 miller_kerriAP8A7300R1

Founder of Spiritual Unicorns- A life coaching and personal development site.
Spiritualunicorns.com
Jun 2016 – Present · 4 yrs 9 mos

I offer private/ group life coaching, personalized energetic profile assessments, and courses to help you create breakthroughs in your life.

 Home Spiritual Unicorn



Managing Director of Operations
R.A.I.N. Productions LLC
Jul 2015 – Jun 2020 · 5 yrs
New York, NY

R.A.I.N. Productions produced its first short film in October - Etymology.
http://www.etymologyfilm.com
https://vimeo.com/156160748

see more

http://www.imdb.com/title/tt5128014/?ref_=nm_flmg_act_1



Etymology

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